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                                 May 24, 2024

       Lindsay Matthews
       General Counsel
       Nuvei Corporation
       1100 Ren  -L  vesque Boulevard West, Suite 900
       Montr  al, Qu  bec H3B 4N4

                                                        Re: Nuvei Corporation
                                                            Schedule 13E-3
filed May 14, 2024 by Neon Maple Purchaser Inc. et al.
                                                            File No. 005-93361

       Dear Lindsay Matthews:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your filing.

       Schedule 13E-3 filed May 14, 2024

       General

   1. Please provide the information required by Item 1002(c) of Regulation M-A with respect to the Multiple Voting
Shares.
   2. Please state the aggregate number and percentage of subject securities that are beneficially owned by each filing
person of the Schedule 13E-3, such as Advent, as well as each person specified in
Instruction C to Schedule 13E-3 for each filing person of the Schedule
                                                        13E-3. Refer to Item
1008(a) of Regulation M-A.
   3.                                                   We note your disclosure
on pages (ii) and 177 that    the Company assumes no
                                                        responsibility for the
accuracy of the information    provided by the Purchaser Filing
                                                        Parties, which
information is reflected in the Circular. This statement is inconsistent with the disclosures in the
filing, as well as the required attestation that appears at the outset of the signature pages to
the Schedule 13E-3, and operates as an implied disclaimer for the
 Lindsay Matthews
FirstName  LastNameLindsay Matthews
Nuvei Corporation
Comapany
May        NameNuvei Corporation
     24, 2024
May 24,
Page 2 2024 Page 2
FirstName LastName
         entire filing except for the portions of the disclosure specifically regarding the Company.
         Please revise.
4. Please revise Appendix H to disclose the material occupations, positions, offices or employment of all natural persons during the last five years, including starting and ending dates of each, in accordance with Item 3 of Schedule 13E-3 and Item 1003(c) of
         Regulation M-A.
The Purchaser Filing Parties' Purpose and Reasons for the Arrangement, page 22

5.       We note your disclosure on pages 23 and 59 that    the Purchaser
Filing Parties did not
         actively consider alternative transaction structures    (emphasis
added). Please revise to
         disclose any alternative means to accomplish the state purposes of the transaction
         considered     whether actively or otherwise     by the Purchaser
Filing Parties and state the
         reasons for their rejection. Refer to Item 7 of Schedule 13E-3 and
Item 1013 of Regulation
         M-A.
Background to the Arrangement, page 37

6. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. This section references multiple presentations, beginning on December 18, 2023, by Barclays during the course of entering into this transaction and considering alternatives for the Company. To the extent that any reports are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only. For these and any other meetings between the
         Company and Barclays, summarize the substance of the presentations or reports and file any written materials provided as exhibits to the Schedule 13E-3. We note that the only such materials currently filed are dated April 1, 2024.
Position of the Purchaser Filing Parties as to the Fairness of the Arrangement, page 59

7. Refer to the bullets listed on page 61 regarding the TD Securities and Barclays fairness opinions. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to satisfy the disclosure obligation. See Question 20 of Exchange
         Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the
         Purchaser Filing Parties adopted TD Securities    and Barclays
analyses and conclusions as
         their own. Alternatively, revise the disclosure to include disclosure responsive to Item
         1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.
Formal Valuation and TD Securities Fairness Opinion, page 68

8. We note that the data underlying the selected precedent transaction analyses undertaken by Barclays and TD Securities appears to differ. As one example only, EV/LTM EBITDA regarding CardConnect Corp., with respect to its acquisition by First Data Corp., was
 Lindsay Matthews
Nuvei Corporation
May 24, 2024
Page 3
         19.0x in Barclays    analysis and 19.8x in TD Securities    analysis.
Please revise to disclose
         the reason for such differences or advise.
Sources of Funds for the Arrangement, page 112

9. We note your disclosure on page 113 that the Debt Financing Sources have committed to provide to the Purchaser, subject to the terms and conditions therein, senior secured syndicated credit facilities in an initial aggregate principal amount of $3,150 million.
         Disclose the parties that have committed to providing such Debt Financing, the stated and effective interest rates of such financing and any other material terms or conditions to such financing. Refer to Item 1007(d) of Regulation M-A.
10. Please file the Debt Commitment Letter as an exhibit to the Schedule 13E-3. Refer to Item
         16 of Schedule 13E-3 and Item 1016(b) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573.



FirstName LastNameLindsay Matthews                             Sincerely,
Comapany NameNuvei Corporation
                                                               Division of
Corporation Finance
May 24, 2024 Page 3                                            Office of
Mergers & Acquisitions
FirstName LastName